Exhibit 12
Ratio of Earnings to Fixed Charges

	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges:
Ratio	2.43	2.30	2.02	2.24	1.54

Income from continuing operations	$137,268	$121,813	$102,710	$121,045	$46,417
Interest	95,761	93,630	100,956	97,615	85,541

“Earnings”	$233,029	$215,443	$203,666	$218,660	$131,958

Interest	$95,761	$93,630	$100,956	$97,615	$85,541
Capitalized interest	—	—	—	—	—

“Fixed charges”	$95,761	$93,630	$100,956	$97,615	$85,541

Ratio of earnings to combined fixed charges and preferred stock dividends:

Ratio	2.43	2.18	1.88	1.97	1.31

Income from continuing operations	$137,268	$121,813	$102,710	$121,045	$46,417
Interest	95,761	93,630	100,956	97,615	85,541

“Earnings”	$233,029	$215,443	$203,666	$218,660	$131,958

Interest	$95,761	$93,630	$100,956	$97,615	$85,541
Capitalized interest	—	—	—	—	—
Preferred dividends	—	5,350	7,637	13,434	15,163

“Combined fixed charges and preferred stock dividends”	$95,761	$98,980	$108,593	$111,049	$100,704